

May 26, 2011

John M. Ferrari
Chief Financial Officer and Treasurer
United Therapeutics Corporation
1040 Spring Street
Silver Spring, MD 20910

      Re: United Therapeutics Corporation
             Form 10-K for the Fiscal Year Ended December 31, 2010
             Filed February 24, 2011
             File No. 000-26301

Dear Mr. Ferrari:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                Melissa Rocha
                Accounting Branch Chief